Exhibit 99.5

New York County Defender Services Selects NiCE Defense for Digital Transformation

Elite NYC public defender will leverage NiCE Defense to automate digital evidence discovery and ensure excellence in client advocacy

Hoboken, N.J., July 9, 2025 – NiCE (Nasdaq: NICE) today announced that the New York County Defender Services (NYCDS) has selected NiCE Defense digital evidence management, one of the AI-powered solutions in NiCE’s Evidencentral platform, for digital transformation. NYCDS will leverage NiCE Defense to automate its management of growing digital evidence while ensuring excellence in client advocacy. An elite public defense firm serving New York City's most vulnerable communities, NYCDS has been representing New Yorkers accused of crimes in Manhattan criminal and Supreme Courts for more than 20 years.

The cloud-based NiCE Defense solution will digitally transform how New York County Defender Services’ attorneys and staff manage discovery, receive and share digital evidence, and create their work product. Freed from dealing with discs, drives, emails, and logging into multiple systems to manage and prepare evidence, attorneys and staff can focus on mounting an effective legal defense. NiCE Defense also features built-in AI and automation capabilities for automated case building, video and audio transcription and translation, optical character recognition (OCR), analytics and finding evidence connections.

Stan Germán, Executive Director, New York County Defender Services said, “At NYCDS, our mission is to advocate for our clients’ rights in every case. Our success in defending our clients heavily relies on digital evidence. With recent legal changes, our paralegals are now processing and reviewing more digital evidence than ever before. With NiCE Defense, we will be able to perform this work more quickly and cost-effectively. Automating the digital evidence discovery process will also enable us to redirect our highly trained paralegals to assist with other essential legal tasks that support client defense. Furthermore, excellence is one of the three pillars of NYCDS’s vision, and NiCE Defense will help us uphold this standard of excellence in client advocacy.”

Chris Wooten, Executive Vice President, NiCE, said, “Digital evidence is crucial for understanding the facts of a case and ensuring that clients receive the best possible defense. However, managing the rapidly increasing volume of digital evidence using existing manual workflows strains resources, increases costs and ultimately can impact the defense of a client. With NiCE Defense, public defenders, such as those at New York County Defender Services, can spend less time on digital evidence management and focus more on supporting clients and mounting a strong legal defense in every case.”

With nearly 150 attorneys, social workers, investigators, paralegals, and support staff committed to advocating fiercely for low-income New Yorkers accused of crimes in Manhattan’s criminal and supreme courts, New York County Defender Services handles approximately 8,500 cases each year.

After the New York State legislature passed discovery reforms in 2020, NYCDS transitioned from receiving very little digital evidence to being overwhelmed by it. This change, combined with the increase in video evidence from body-worn cameras, police in-car cameras, and CCTV systems, placed an additional burden on NYCDS’s discovery review team who are responsible for evidence intake.

Evidence arrived to the intake team via email links and needed to be manually downloaded, organized, reviewed, and reuploaded to servers—a process that often took several days. In contrast, NiCE Defense will facilitate a seamless digital exchange of evidence with the District Attorney’s office. Once fully implemented, discovery will flow directly into electronic case folders, making it immediately accessible to NYCDS public defenders.

NiCE Defense’s chronological assembly of videos on timelines for synchronized replay will also help to expedite evidence review. “Previously if there were six different body-worn camera videos of the same incident, each fifteen minutes long, our paralegals would have to review each one individually,” said Germán. “Whereas before it would take 90 minutes to review these six videos separately, with NiCE Defense it will take a fraction of the time. The ability to review everything all at once is a gamechanger.”

NiCE Defense also provides a variety of tools to assist attorneys in developing and presenting strong cases. Attorneys can prepare and manage trial exhibits for court, organize images and photos, annotate and tag evidence, insert bookmarks and comments, create video clips, and share evidence with clients and courts electronically while preserving the chain of custody.

Additionally, NiCE Defense features built-in audio and video transcription, with the capability to translate the transcribed text into hundreds of languages. Previously, an attorney would need to submit a transcription request and wait for a paralegal to listen to the interrogation and produce a transcript using third-party software. NiCE Defense will significantly shorten the turnaround time associated with such requests.

“As a public defender, we have a limited budget and limited resources, and all of our teams want more support,” said Germán. “By automating much of the manual work that goes into managing digital evidence, NiCE Defense is going to allow us to shift some of our valuable paralegal resources over to support other teams that are essential to client defense.”

To learn more about NiCE’s digital transformation solutions for Public Safety and Justice:

•	Visit the NiCE website by clicking here.
•	Email PSInfo@NICE.com for more information.

About the New York County Defender Services
New York County Defender Services (NYCDS) is a prestigious public defense organization that has been serving New York City's most vulnerable communities since 1997. NYCDS offers exceptional legal representation to clients while advocating for systemic reforms in the criminal justice system. The firm's skilled trial attorneys vigorously defend individuals accused of crimes in Manhattan's criminal and supreme courts at no cost to the defendants. NYCDS addresses the various factors that lead to involvement in the criminal justice system, providing services that range from juvenile defense to social work. NYCDS has specialized units that focus on homicide and major crime defense, youth advocacy, civil defense, data and research, forensic social work, investigations, immigration, DNA and forensics, attorney specialists, corrections, re-entry programs, special litigation and policy, as well as paralegal support, administration, IT, and finance. NYCDS serves New York County, which is the twenty-second most populous county in the United States, encompassing all of Manhattan, NY, where approximately 1.69 million people currently reside. More info at https://nycds.org/.

NiCE Public Safety & Justice
With over 3,000 customers and 30 years of experience, NiCE helps all types of public safety and criminal justice agencies, from emergency communications and law enforcement to prosecutors and courts, digitally transform how they manage digital evidence and data from beginning to end, to get to the truth faster. NiCE’s Evidencentral platform features an ecosystem of integrated technologies that bring data together to give a single view of the truth, enabling public safety and justice agencies to do what they do better – whether it’s responding to incidents, investigating and building cases, or prosecuting crimes. With comprehensive digital transformation solutions that can be deployed across entire counties and states, NiCE also helps everyone work better together, so justice flows more smoothly, from incident to court. https://www.nicepublicsafety.com

About NiCE
NiCE (NASDAQ: NICE) is transforming the world with AI that puts people first. Our purpose-built AI-powered platforms automate engagements into proactive, safe, intelligent actions, empowering individuals and organizations to innovate and act, from interaction to resolution. Trusted by organizations throughout 150+ countries worldwide, NiCE’s platforms are widely adopted across industries connecting people, systems, and workflows to work smarter at scale, elevating performance across the organization, delivering proven measurable outcomes.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NiCE and the NiCE logo are trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in general economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; rapid changes in technology and market requirements; the implementation of AI capabilities in certain products and services, decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or  effectively integrating acquired operations; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security incidents; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions,  including those arising from political instability or armed conflict that may disrupt our business and the global economy; our ability to recruit and retain qualified personnel; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.